JOINT FILING AGREEMENT

         This will confirm the agreement by and among all of the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the common stock of Nord Resources Corporation is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 24, 1996

MIL (INVESTMENTS) S.A.                           /s/ Jean-Raymond Boulle
                                                 JEAN-RAYMOND BOULLE

By:          /s/ Ekkehart Kessel
         Name:   Ekkehart Kessel
         Title:     Administrateur


By:          /s/ Edmond Van de Kelft
         Name:   Edmond Van de Kelft
         Title:     Administrateur